PDS Biotechnology Corporation
303A College Road East
Princeton, New Jersey 08540

February 5, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561
Attention:	Suzanne Hayes
Assistant Director

Re: PDS Biotechnology Corporation
Registration Statement on Form S-1
File No. 333-235549

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PDS Biotechnology Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-235549) (the “Registration Statement”), so that the Registration Statement may become effective at 5:00 p.m. (Washington, D.C. time) on February 6, 2020 or as soon as practicable thereafter. This acceleration request amends, restates and supersedes in its entirety the previously submitted acceleration request submitted on February 4, 2020.

PDS BIOTECHNOLOGY CORPORATION

By: /s/ Frank Bedu-Addo, Ph.D.
Name: Frank Bedu-Addo, Ph.D.
Title: President and Chief Executive Officer